Via Facsimile and U.S. Mail
Mail Stop 6010

March 16, 2006

Dennis W. Healey
Executive Vice President and
Principal Financial Officer
Viragen, Inc.
865 SW 78th Avenue, Suite 100
Plantation, Florida 33324

Re: **Viragen, Inc.**
       Form 10-K for the Fiscal Year Ended June 30, 2005
       Form 10-Q for the Fiscal Quarter Ended September 30, 2005
       File Number: 001-15823

Dear Mr. Healey:

We have reviewed your response letter dated February 13, 2006 to our comment letter dated January 31, 2006 and have the following comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q – September 30, 2005

Financial Statements, page 2

Note E. Convertible notes and debentures, page 10

1. We note your response to comment one and your expanded disclosures in the Quarterly Report for the quarter ended December 31, 2005. However, since there is a liquidated damages provision with no limit in the registration rights agreement to be paid in cash if the registration statement ceases to remain continuously effective, you appear to fail paragraph 12 of EITF 00-19 and the warrants could potentially be

    classified as a liability. Please better explain to us why you feel that the liquidated damages provision does not cause you to fail paragraph 12.

2. In addition, we note your response that the conversion feature does not need to be bifurcated from the convertible debt based on paragraph 11(a) of SFAS 133. However paragraph 4 of EITF 00-19 states that you also have to consider paragraphs 12-32 unless you have conventional convertible debt. Please clarify for us why you feel that the debt is conventional convertible debt given that the number of shares into which the debt may be converted appears to be variable based on the provision that allows for adjustments to the conversion price based on future equity offerings. If you determine that this is not conventional convertible debt, please provide to us your analysis of this conversion feature based on the guidance of paragraphs 12-32 of EITF 00-19.

        Please provide us the additional information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

    You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                            Sincerely,

                            Jim B. Rosenberg
                            Senior Assistant Chief
                            Accountant